Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2016
(Expressed in United States dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	8
3.0 OVERVIEW	9
3.1 OUTLOOK	10
4.0 FINANCIAL REVIEW	11
4.1 NON-IFRS MEASURES	11
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2016	12
4.3 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2016	14
4.4 SUMMARY OF QUARTERLY RESULTS	16
4.5 LIQUIDITY AND FINANCIAL CONDITION	17
4.6 CAPITAL RESOURCES	18
4.7 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	20
4.8 ISSUED CAPITAL	20
5.0 OFF BALANCE SHEET ARRANGEMENTS	21
6.0 TRANSACTIONS WITH RELATED PARTIES	21
7.0 PROPOSED TRANSACTIONS	21
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	22
9.0 RISKS AND UNCERTAINTIES	22
10.0 DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING	23
10.1 DISCLOSURE CONTROLS AND PROCEDURES	23
10.2 INTERNAL CONTROL OVER FINANCIAL REPORTING	23
10.3 CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	23

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, the “Company”, “we” or “us”) as of August 3, 2016 should be read in conjunction with the condensed interim financial statements for the three and six months ended June 30, 2016 and 2015, and related notes included therein. These condensed interim consolidated financial statements for the three and six months ended June 30, 2016, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the Company’s 2015 annual audited consolidated financial statements. The MD&A and condensed interim consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a provider of unique and customized communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators, and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (RF) conditioning products, maritime based satellite terminals, and remote networks connectivity solutions.

Our business currently operates primarily through two operating segments: Land Mobile Radio (also referred as “Sinclair Technologies”) and Satellite Communications. Our common shares are traded on The Toronto Stock Exchange (the “TSX”) under the ticker symbol ‘NII’ and on the NYSE MKT under the ticker symbol ‘NSAT’.

Norsat International Inc.	Management’s Discussion & Analysis

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multi-couplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on research and development (R&D) and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the Federal Communications Commission in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennas has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies is instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Communications

Our Satellite Communications segment provides two broad categories of products: satellite terminals and microwave components.

Our Satellite Communications segment provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

In addition it designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers, transmitters, transceivers, solid-state power amplifiers (“SSPAs”) and other microwave components.

Satellite Terminals

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker™ now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade

Norsat International Inc.	Management’s Discussion & Analysis

specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker™ is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER™ is ideal for the rapid deployments of military and other highly mobile operations. The ROVER™ is easily capable of data transfer rates in excess of 12 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, yet portable enough for mobile operations. SigmaLink™ is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s GLOBETrekker™, Rover™ and SigmaLink™ fly-away terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables users to pre-configure settings for rapid field deployments.

We also have available the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

We also offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

Norsat’s satellite communications for the maritime market includes the COM series, which is a high performance very small aperture terminal solution, designed for militaries, fisheries, Oil & Gas and other commercial applications.

We have also launched the Journey Manpack ultra-portable Ku-Band satellite terminal, which is a 6-segment, carbon fiber portable terminal weighing less than 18 kilograms (40 pounds), including the backpack, ideal for military Special Forces and government applications that require maximum portability and quick set up.

Microwave components

Our portfolio of microwave components includes:

Low Noise Block Down Converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. A BUC is required to transmit to a satellite for applications such as news gathering, broadband internet access, and broadcasting.

Norsat’s product offering includes the new ATOM Series BUCs. These Block Up Converters are amongst the smallest, lightest and most energy efficient transmitters available in the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

Norsat International Inc.	Management’s Discussion & Analysis

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in the commercial LNB space.

2.3 Markets and Trends

Land Mobile Radio Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the land mobile radio (“LMR”) industry and specifically by the following industry segments:

  Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

  Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers (OEMs).

Sinclair Technologies products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair Technologies antennas and filters are integral components of many wireless communications networks -controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair Technologies products support both voice and data.

Land Mobile Radio Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, U.S. broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

  Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

  Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market, and

  OEMs are driving greater efficiencies and increasing their bargaining power by favoring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Norsat’s satellite-based communications operating segment includes satellite terminals and microwave components. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are stationary. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

Norsat International Inc.	Management’s Discussion & Analysis

While geostationary satellites are operated on a commercial basis and are standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, driven primarily by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Satellite-Based Communications – Trends

Although we continue to see softness in the satellite-based communications market as a result of the U.S. budget cuts and decrease in U.S. military spending, investments to develop new products have been well received by other global militaries, which we believe will translate into future revenue growth. In addition, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

  There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

  In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

  Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

  The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

  Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

  A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

  Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

  Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.	Management’s Discussion & Analysis

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become an industry leader in providing unique and customized communication solutions for remote and challenging applications. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects with challenging applications or in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in R&D for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a mergers and acquisition based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

  enhancing our ability to provide communication solutions in challenging environments;

  providing access to high-end commercial markets; and,

  increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come from business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

On April 16, 2013, Norsat acquired certain business assets and assumed certain liabilities of CVG Inc. (“CVG”). This acquisition has advanced our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Communications operating segment.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company and a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and challenging applications. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two units. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in R&D to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

Norsat International Inc.	Management’s Discussion & Analysis

    The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We will continue to pursue new opportunities that further expand our market reach.

    Provide a breadth of solutions to our existing customers

    Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in remote and challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

    We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for remote and challenging applications and environments.

    We are also seeking new opportunities in remote and challenging applications where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build-outs or expansion projects.

    Grow our business through existing and new customers

    We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

    Almost all of our portable satellite systems sales to the U.S. Government were initially sold through our direct sales force. Due to successful deployments with the U.S. Government, additional militaries and governments around the world have become Norsat’s customers.

    We will continue to use, increase and invest in our various sale channels, and we are giving special importance to those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross sell our products to customers within all of our segments.

    Continue to focus resources prudently

    Norsat has been fiscally prudent with regard to expenses. We will continue to focus our resources strategically and make appropriate investments. While we seek growth opportunities, we also continue to review opportunities for strategic cost reduction measures.

    3.0 Overview

      In April 2016, we announced the introduction of the MEDIAN 40W Ku-band BUC, along with a range of LNBs to our microwave product line. This new product joins the 16W and 25W versions announced earlier in 2016 and takes advantage of gallium nitride (“GaN”) technology to deliver high power density with high linearity.

Norsat International Inc.	Management’s Discussion & Analysis

      In May 2016, we announced that we offer the largest portfolio of O3b microwave BUCs and Low-Noise Block LNBs for O3b Network ground terminals, giving customers a single source for all of our O3b microwave component needs. The latest additions to this product line include the 7020STC 20W dual-band Ka BUC and the 7040STC 40W switchable BUC, which are reliable and durable and come with a class-leading 2-year warranty.

      In July 2016, we received an approximate $3.8 million order from Harris Corporation for our compact and efficient ATOM series SSPAs. This contract is for the second phase of the project that we first announced in October 2013 and April 2014 after the successful implementation of the SSPAs. This demonstrated that our continuous investment in R&D has yielded innovations and customizations that offer us repeat business.

      Total sales for the three months ended June 30, 2016 were $9.0 million, consistent with the amount for the same period in 2015.

      Sinclair Technologies segment recorded sales of $4.8 million in the second quarter of 2016, consistent with the amount for the same period in 2015.

      Satellite Communications segment recorded sales of $4.2 million in the second quarter of 2016, compared to $4.1 million for the same period in 2015.

      Consolidated gross margins for the three months ended June 30, 2016 were 46%, compared to 39%, for the same period in 2015. The Sinclair Technologies segment achieved a second quarter gross profit margin of 49%, compared to 46% gross margin profit in the same quarter in 2015. The Satellite Communications segment recorded a gross profit margin of 42%, compared to a gross profit margin of 31% for the same quarter of 2015. The improvement in consolidated gross margin reflected higher-margin revenues in the product mix of our products.

    3.1 Outlook

    As we look towards the third quarter of 2016, we expect our ongoing commitments and efforts to develop and market reliable products will continue to position us for solid revenues in 2016. The Satellite Communications segment’s revenues continue to be strong as we continue to broaden our product portfolio and customer base to increase our market share. Despite ongoing softness in the Canadian market, the Sinclair Technologies segment continues to generate solid revenues and maintain strong profitability as a result of the good demand for our positive train control (“PTC”) products as the program’s scope will continue over the coming years to enable PTC to be fully operational.

    Looking longer-term, the Company continues to invest in R&D to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities both organically and via acquisitions.

    Despite the current global economic uncertainties, Norsat continues to produce profitability and strong cash flow. This stability has created a strong financial position and capital structure, and will enable management to continue to create excellent conditions for realizing additional growth opportunities through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders. In the interim, the Company’s cash position is expected to remain strong.

    Management will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

Norsat International Inc.	Management’s Discussion & Analysis

    4.0 Financial Review

    4.1 Non-IFRS Measures

    EBITDA and Adjusted EBITDA

    Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges. Corporate development costs are predominately external costs incurred to pursue acquisitions.

    Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization) and tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the condensed interim consolidated financial statements and the accompanying notes for the three and six months ended June 30, 2016.

    The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

('000s)	Three months ended June 30
	2016	2015	Change
Net earnings for the period	$935	$674	$261	39%
Interest (income)/expense	(2)	7	(9)	(129%	)
Depreciation and amortization	202	330	(128)	(39%	)
Tax expense	470	133	337	253%
EBITDA	$1,605	$1,144	$461	40%
Loss on foreign exchange	132	211	(79)	(37%	)
Other income	-	(199)	199	(100%	)
Adjusted EBITDA	$1,737	$1,156	$581	50%

    Adjusted EBITDA for the three months ended June 30, 2016 was $1.7 million, compared to $1.2 million for the same period last year, primarily reflecting an increase of gross profit of $0.6 million from higher sales volume and margins.

('000s)	Six months ended June 30
	2016	2015	Change
Net earnings for the year	$2,097	$1,234	$863	70%
Interest (income)/expense	(4)	22	(26)	(118%	)
Depreciation and amortization	431	658	(227)	(34%	)
Tax expense/(recovery)	815	(1)	816	(81600%	)
EBITDA	$3,339	$1,913	$1,426	75%
Loss on foreign exchange	82	389	(307)	(79%	)
Other income	-	(199)	199	(100%	)
Adjusted EBITDA	$3,421	$2,103	$1,318	63%

    Adjusted EBITDA for the six months ended June 30, 2016 was $3.4 million, compared to $2.1 million for the same period last year, primarily reflecting an increase of gross profit of $1.4 million from higher sales volume and margins.

Norsat International Inc.	Management’s Discussion & Analysis

    Adjusted Working Capital and Adjusted Current Ratio

    Adjusted Working Capital and Adjusted Current Ratio are non-IFRS measures that do not have standardized meanings and may not be comparable to a similar measure disclosed by other companies. Management believes that Adjusted Working Capital provides an important measure of the Company’s operating performance because it allows management, investors and others to evaluate and compare the efficiency of our allocation of short-term financial resources. We also believe that monitoring our Adjusted Current Ratio helps to assess the health of our liquidity level.

    Adjusted Working Capital is calculated by subtracting current liabilities from current assets and is adjusted for working capital items not related to the Company’s operations. As at June 30, 2016, Adjusted Working Capital increased to $22.6 million, from $19.4 million at December 31, 2015.

    Adjusted Current Ratio is defined as current assets divided by current liabilities and is adjusted for items not related to the Company’s operations. As at June 30, 2016, Adjusted Current Ratio was 4.2 times, compared to 4.5 times as at December 31, 2015.

    4.2 Results of Operations for the three months ended June 30, 2016

    Sales and Gross Margin

	Three months ended June 30
	2016	2015	Change
Sales (in '000s)
Sinclair Technologies	$4,774	$4,814	$(40)	(1%)
Satellite Communications	4,186	4,136	50	1%
Total	$8,960	$8,950	$10	0%

Gross Profit Margin
Sinclair Technologies	49%	46%	3%
Satellite Communications	42%	31%	11%
Total	46%	39%	7%

    Results from our two revenue generating operating segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the fall and winter seasons. For our Satellite Communication segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

    For the three months ended June 30, 2016, total sales were $9.0 million, consistent with the amount for the same period in 2015.

    Sales from the Sinclair Technologies segment were $4.8 million for the second quarter of 2016, consistent with the amount for the same period in 2015.

    Second quarter Satellite Communications sales were $4.2 million, compared to $4.1 million in Q2 2015. The increase was mainly due to traction in ATOM product line sales and from an expanding product offering.

    On a consolidated basis, gross profit was $4.1 million for the three months ended June 30, 2016 compared to $3.5 million for the same period in 2015 and second quarter gross margins were 46% compared to 39% for the same period in 2015.

    The Sinclair Technologies segment achieved a second quarter gross profit margin of 49%, compared to 46% gross margin profit in the same quarter in 2015. The Satellite Communications segment recorded a gross profit margin of

Norsat International Inc.	Management’s Discussion & Analysis

    42%, compared to a gross profit margin of 31% for the same quarter of 2015. The increase in gross profit margin reflected higher-margin revenues in the product mix of our products.

    Expenses

('000s)	Three months ended June 30
	2016	2015	Change
Selling and distributing	$1,260	$1,272	(12)	(1%	)
General and administrative	821	735	86	12%
Product development, net	469	418	51	12%
Loss on foreign exchange	132	211	(79)	(37%	)
Interest and bank charges	28	41	(13)	(32%	)
Total expenses	$2,710	$2,677	$33	1%

    For the three months ended June 30, 2016, total expenses were $2.7 million, consistent with the amount for the same period in 2015.

    Second quarter selling and distributing expenses were $1.3 million, consistent with the amount for the same period in 2015.

    Second quarter general and administration expenses were $0.8 million, compared to $0.7 million for the same period in 2015.

    Product development expenses, net

('000s)	Three months ended June 30
	2016	2015	Change
Direct expenses	$835	$680	$155	23%
Depreciation and amortization	48	51	(3)	(6%	)
	883	731	152	21%
Capitalized to inventory/transfer to cost of sales	(26)	-	(26)	-
	857	731	126	17%
Less: Government contributions	(388)	(313)	(75)	24%
Total product development expenses, net	$469	$418	$51	12%

    Second quarter direct product development expenses were $0.9 million, compared to $0.7 million for the same period in 2015. This was offset by government contributions of $0.4 million in the second quarter of 2016, compared to $0.3 million for the same period in 2015, resulting in net product development expenses of $0.5 million for the second quarter of 2016, compared to $0.4 million for the same period in 2015.

    Loss on foreign exchange for the second quarter of 2016 was $0.1 million, compared to $0.2 million for the same period in 2015.

    Net earnings for the period

('000s), except per share amounts	Three months ended June 30
	2016	2015	Change
Earnings before income taxes	$1,405	$807	$598	74%
Net income tax expense	470	133	337	253%
Net earnings for the period	$935	$674	$261	39%

Basic and diluted earnings per share	$0.16	$0.12	$0.04	34%

    Second quarter earnings before income taxes increased to $1.4 million from $0.8 million for the same period in 2015.

Norsat International Inc.	Management’s Discussion & Analysis

    The increase reflected an increase of gross profit of $0.6 million from higher sales volume and margins, offset by an increase in operating expenses of $33,000.

    Second quarter net income tax expense was $0.5 million for the second quarter of 2016, compared to $0.1 million for the same period in 2015.

    Second quarter net earnings was $0.9 million, or $0.16 per share, basic and diluted, compared to $0.7 million or $0.12 per share, basic and diluted for the second quarter in 2015.

    4.3 Results of Operations for the six months ended June 30, 2016

    Sales and Gross Margin

	Six months ended June 30
	2016	2015	Change
Sales (in '000s)
Sinclair Technologies	$9,234	$9,458	$(224)	(2%)
Satellite Communications	9,279	7,902	1,377	17%
Total	$18,513	$17,360	$1,153	7%

Gross Profit Margin
Sinclair Technologies	49%	45%	4%
Satellite Communications	40%	33%	7%
Total	45%	39%	6%

    For the six months ended June 30, 2016, total sales were $18.5 million, compared to $17.4 million for the same period in 2015.

    Sales from the Sinclair Technologies segment were $9.2 million for the first six months of 2016, compared to $9.5 million for the same period in 2015, reflecting continued softness in the infrastructure and public safety markets as a result of the current economic conditions, especially in Canada.

    Satellite Communications sales were $9.3 million for the first six months of 2016, compared to $7.9 million for the same period in 2015, reflecting the delivery of satellite terminals to a major Eurasian defense contractor. The increase in sales was also due to traction in ATOM product line sales and from an expanding product offering, including the shipments to Harris Corporation.

    On a consolidated basis, gross profit was $8.3 million for the six months ended June 30, 2016 compared to $6.8 million for the same period in 2015 and gross margins were 45% for the six months ended June 30, 2016 compared to 39% for the same period in 2015.

    The Sinclair Technologies segment achieved a gross profit margin of 49% for the first six months of 2016, compared to 45% gross margin profit for the same period in 2015. The Satellite Communications segment recorded a gross profit margin of 40%, compared to a gross profit margin of 33% for the same period in 2015. The increase in gross profit margin reflected higher-margin revenues in the product mix of our products.

    Expenses

('000s)	Six months ended June 30
	2016	2015	Change
Selling and distributing	$2,664	$2,539	$125	5%
General and administrative	1,703	1,759	(56)	(3%)
Product development, net	874	846	28	3%
Loss on foreign exchange	82	389	(307)	(79%)
Interest and bank charges	54	76	(22)	(29%)
Total expenses	$5,377	$5,609	$(232)	(4%)

Norsat International Inc.	Management’s Discussion & Analysis

    For the six months ended June 30, 2016, total expenses decreased to $5.4 million, from $5.6 million for the same period in 2015.

    For the six months ended June 30, 2016, selling and distributing expenses were $2.7 million, compared to $2.5 million for the same period in 2015, due to higher commissions on higher sales volumes.

    General and administration expenses were $1.7 million for the first six months of 2016, compared to $1.8 million for the same period in 2015.

    Product development expenses, net

('000s)	Six months ended June 30
	2016	2015	Change
Direct expenses	$1,589	$1,388	$201	14%
Depreciation and amortization	93	102	(9)	(9%)
	1,682	1,490	192	13%
Capitalized to inventory/transfer to cost of sales	(41)	-	(41)	-
	1,641	1,490	151	-
Less: Government contributions	(767)	(644)	(123)	19%
Total product development expenses, net	$874	$846	$28	3%

    Direct product development expenses were $1.6 million for the first six months of 2016, compared to $1.5 million for the same period in 2015. This was offset by government contributions of $0.8 million for the first six months of 2016, compared to $0.6 million for the same period in 2015, resulting in net product development expenses of $0.9 million for the six months ended June 30, 2016, compared to $0.8 million for the same period in 2015.

    Loss on foreign exchange for the first six months of 2016 was $82,000, compared to $0.4 million for the same period in 2015.

    Net earnings for the period

('000s), except per share amounts	Six months ended June 30
	2016	2015	Change
Earnings before income taxes	$2,912	$1,232	$1,680	136%
Net income tax expense	815	1	814	81400%
Net earnings for the year	$2,097	$1,233	$864	70%

Basic and diluted earnings per share	$0.36	$0.21	$0.15	70%

    For the six months ended June 30, 2016, earnings before income taxes increased to $2.9 million compared to $1.2 million for the same period in 2015.

    The increase reflected an increase of gross profit of $1.4 million from higher sales volume and margins, and a decrease in operating expenses of $0.2 million.

    Net income tax expense was $0.8 million for the first six months of 2016, compared to $1,000 for the same period in 2015.

    For the six months ended June 30, 2016, net earnings was $2.1 million, or $0.36 per share, basic and diluted, compared to $1.2 million or $0.21 per share, basic and diluted for the same period in 2015.

Norsat International Inc.	Management’s Discussion & Analysis

    4.4 Summary of Quarterly Results

('000s), except for earnings per share		Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31

2016	$	$	$	$
Sales	9,553	8,960
Net earnings for the period	1,162	935
EBITDA(1)	1,734	1,605
Adjusted EBITDA(1)	1,685	1,737
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.20	0.16
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	5,767	5,765
Diluted ('000s)	5,789	5,816

2015	$	$	$	$
Sales	8,410	8,950	9,279	9,461
Net earnings for the period	560	674	1,474	5,942
EBITDA(1)	769	1,144	1,727	2,445
Adjusted EBITDA(1)	947	1,156	1,687	1,465
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.10	0.12	0.26	1.03
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	5,766	5,759	5,748	5,759
Diluted ('000s)	5,789	5,783	5,770	5,775

2014	$	$	$	$
Sales	9,118	9,584	8,107	9,371
Net earnings for the period	2,177	1,000	968	51
EBITDA(1)	2,459	1,052	1,200	380
Adjusted EBITDA(1)	1,592	1,334	1,017	742
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.38	0.17	0.17	0.01
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	5,767	5,766	5,761	5,764
Diluted ('000s)	5,771	5,770	5,763	5,770

    (1) EBITDA and Adjusted EBITDA are Non-IFRS Measures. See Section 4.1 “Non-IFRS Measure”.

    Quarter results from our two revenue generating operating segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the fall and winter seasons. For our Satellite Communication segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

    We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are generally more evenly distributed than those of our other segment. They also tend to be strongest during periods when sales from our other segment are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results in 2016.

Norsat International Inc.	Management’s Discussion & Analysis

    4.5 Liquidity and Financial Condition

    Liquidity

    Our principal cash requirements are for working capital and capital expenditures.

    As at June 30, 2016, we had $9.3 million in cash and cash equivalents, an increase of $4.7 million from $4.6 million as at December 31, 2015. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $3.5 million credit facilities. Please refer to Section 4.6 Capital resources for our credit facilities amount as at August 3, 2016.

    For the three and six months ended June 30, 2016, cash provided by operating activities was $2.5 million and $4.1 million, compared to $1.1 million and $1.4 million used in the comparable period in 2015.

    For the three and six months ended June 30, 2016, $111,000 and $135,000 was used for purchasing intangible assets and property and equipment as part of the investing activities compared to approximately $43,000 and $0.1 million used in the same period in 2015.

    For the three and six months ended June 30, 2016, cash (used in) generated from financing activities was ($0.2 million) and $0.7 million, compared to using $1.5 million and $1.7 million for the same period in 2015. For the three and six months ended June 30, 2016, we received $46,000 and $1.0 million in government funding, compared to receipt of approximately $70,000 and $0.8 million for the same period in 2015. Also, no repayment of acquisition loan was required in the second quarter of 2016 as the acquisition loan was repaid in full in the second quarter of 2015.

    Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles, reduction in operating costs and monetizing inventory.

    Adjusted Working capital1 as at June 30, 2016 was at $22.6 million, compared to $19.4 million at December 31, 2015. The Adjusted Current Ratio2 as at June 30, 2016 was 4.2 times, compared to 4.5 times at December 31, 2015.

    As at June 30, 2016, trade and other receivables were $8.8 million, compared to $9.0 million at December 31, 2015. As at June 30, 2016, included in trade and other receivables was $0.4 million (December 31, 2015 - $0.6 million) of government funding. The decrease in trade receivables reflects the timing of sales, customer payments and receipt of government funding.

    As at June 30, 2016, inventory was $11.3 million, compared to $11.0 million at December 31, 2015. The increase reflected a lower number of inventories sold in the second quarter of 2016 which was consistent to lower sales in the same period.

    As at June 30, 2016, trade and other payables and accrued liabilities increased to $4.7 million compared to $4.3 million at December 31, 2015. The increase reflected the timing of vendor payments.

    As at June 30, 2016, current deferred revenue was $1.4 million compared to $0.3 million at December 31, 2015, reflecting higher customer deposits received in the second quarter of 2016.

    _______________________

    1 Adjusted Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measures”.
    2 Adjusted Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measures”.

Norsat International Inc.	Management’s Discussion & Analysis

    As at June 30, 2016, shareholders’ equity increased to $38.1 million compared to $35.9 million at December 31, 2015. The increase reflected earnings of $2.1 million for the first six months of 2016 and an increase in contributed surplus as a result of share-based payments of $0.1 million and other comprehensive income of $0.2 million, offset by purchase of common shares in the open market for $0.3 million.

    Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering into new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined in Section 3.1 Outlook.

    4.6 Capital Resources

    Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, to sustain future development of the business and to safeguard our ability to support our normal operating requirements on an ongoing basis.

    Our capital consists of the items included in the Condensed Interim Consolidated Statements of Financial Position in the shareholders’ equity section, and the credit facilities (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at June 30, 2016, shareholders’ equity was $38.1 million (December 31, 2015 - $35.9 million). From time to time, we may enter agreements to obtain government contributions to support our R&D projects which may or may not include repayment terms.

    To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have credit facilities in place that can be drawn upon.

    For the three and six months ended June 30, 2016, there were no changes in our approach to capital management.

    The following provides further details on our current capital resources:

    Cash and Credit Facilities

    For the three and six months ended June 30, 2016, we reported no bank debt outstanding as we repaid the remaining balance of the acquisition loan during the second quarter of 2015.

    As at June 30, 2016, we had cash and cash equivalents of $9.3 million as our capital resources (December 31, 2015 -$4.6 million). We plan to continue to fund cash requirements through operations. If required, we have credit facilities of $3.5 million in place that can be drawn upon. There are currently no major capital projects or divestitures in progress. As at August 3, 2016 and December 31, 2015, our undrawn credit facilities was $3.2 million, as $0.3 million was used for standby letters of credit.

    As at June 30, 2016, we were in compliance with our externally imposed bank covenants.

    Strategic Aerospace and Defense Initiative I (“SADI I”)

    We entered into an agreement SADI I with the Canadian Federal Minister of Industry (the “Minister”) in September 2008 and subsequently amended in October 2011. We have claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012. We are obligated to repay the funding over the repayment period.

    As at June 30, 2016, we calculated the SADI I repayment amount to be $nil as the 2016 year-to-date gross business revenue did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment.

Norsat International Inc.	Management’s Discussion & Analysis

    Strategic Aerospace and Defense Initiative II (“SADI II”)

    On March 28, 2013, we entered into another agreement, SADI II, with the Minister whereby the Minister will provide funding of 30% of eligible spending related to the R&D of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017. We are obligated to repay the funding over the repayment period. Funding is conditional on maintaining certain reporting requirements. As at June 30, 2016, we were in compliance with these reporting requirements.

    For the three and six months ended June 30, 2016, we recorded $0.4 million and $0.7 million (three and six months ended June 30, 2015 - $0.3 million and $0.6 million) as a reduction to product development expenses related to SADI II in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. For the three and six months ended June 30, 2016, the Company recorded $21,000 (three and six months ended June 30, 2015 -$nil) as a reduction to property and equipment costs related to SADI II.

    As at June 30, 2016, we recorded total claims of Cdn$6.9 million (December 31, 2015 – Cdn$5.8 million) of the maximum funding amount of Cdn$13.3 million under SADI II.

    As at June 30, 2016, we recorded $0.4 million (December 31, 2015 - $0.6 million) in trade and other receivables related to reimbursements for eligible costs for SADI II.

    For the three and six months ended June 30, 2016, total cash received under SADI II was $9,000 and $1.0 million (three and six months ended June 30, 2016 - $70,000 and $0.8 million).

    SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year-end and is capped at the lesser of 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. The annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

    As at June 30, 2016, we did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

    Industrial Research Assistance Program (“IRAP”)

    In February 2016, we entered into an agreement with the National Research Council Canada (“NRC”) under its Industrial Research Assistance Program (“IRAP”) to provide funding in designing and modifying its ATOM product which forms part of the Satellite Communications segment. This project commenced on November 2, 2015 and is expected to complete on January 31, 2017. The NRC agreed to provide contributions to us up to a maximum of Cdn$150,000 in connection with eligible labour costs. As at June 30, 2016, we were in compliance with the requirements to receive funding.

    For the three and six months ended June 30, 2016, we recorded $36,000 and $71,000 (three and six months ended June 30, 2015 - $nil) as a reduction to product development expenses related to IRAP in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

    As at June 30, 2016, we recorded total claims of Cdn$124,000 (December 31, 2015 – Cdn$21,000) of the maximum funding amount of $0.1 million under IRAP.

    As at June 30, 2016, we recorded $33,000 (December 31, 2015 - $15,000) in trade and other receivables related to reimbursements for eligible costs for IRAP.

    For the three and six months ended June 30, 2016, total cash received under IRAP was $37,000 and $42,000 (three and six months ended June 30, 2015 - $nil).

Norsat International Inc.	Management’s Discussion & Analysis

    Research and Development, Patents and Licenses, etc.

    For the three and six months ended June 30, 2016, we invested $0.9 million and $1.6 million into product development compared to $0.7 million and $1.5 million in the comparable period in 2015, reflecting our commitment to ongoing product development activities.

    4.7 Contractual Obligations and Contingencies

    Our known contractual obligations at June 30, 2016, are summarized in the following table:

('000s)	Inventory
	purchase	Operating lease
	obligations	obligations	Total
Remaining 2016	$3,727	$324	$4,051
2017	361	451	812
2018	-	341	341
2019	-	368	368
2020 and after	-	374	374
	$4,088	$1,858	$5,946

    In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above.

    The operating lease obligations are related to office premises. During the three months ended June 30, 2016, we renewed one of our operating lease agreements to November 2021.

    In addition, we are required to make contingent repayment of SADI I and SADI II government contributions with repayment contingent on various terms. As at June 30, 2016, we did not accrue any liability for repayment as described in Section 4.6 Capital Resources.

    Legal Proceedings

    From time to time, we may be involved with legal proceedings relating to certain potential claims. Management is of the opinion, based on legal assessment and information available, that it is not probable that any liability would be material in relation to the Company’s Condensed Interim Consolidated Statements of Financial Position. As at August 3, 2016, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

    4.8 Issued Capital

    We have an unlimited number of Common Stock authorized. Total shares issued and outstanding as at June 30, 2016 and August 3, 2016 were 5,845,308.

    Stock Option Plan

    The Company has reserved 569,515 common shares under the Stock Option Plan of which all remain available. There were 202,140 share purchase options outstanding to acquire common shares at exercise prices ranging from Cdn$4.80 to Cdn$7.27 per share as at June 30, 2016.

    During the three months ended June 30, 2016, a total of 10,100 stock purchase options were granted at an average exercise price of Cdn$7.27 and weighted average fair value of Cdn$2.04, which included 10,000 stock purchase options granted to a Director at an average exercise price of Cdn$7.27 and fair value of Cdn$2.04 per option.

Norsat International Inc.	Management’s Discussion & Analysis

    During the three months ended June 30, 2015, a total of 3,000 stock purchase options were granted at an average weighted exercise price of Cdn$5.99 and weighted average fair value of Cdn$1.96, of which nil were granted to Directors or senior management.

    During the six months ended June 30, 2016, a total of 72,242 stock purchase options were granted at an average exercise price of Cdn$6.22 and weighted average fair value of Cdn$1.73, which included 41,137 stock purchase options granted to Directors and senior management at an average exercise price of Cdn$6.25 and fair value of Cdn$1.74 per option.

    During the six months ended June 30, 2015, a total of 29,352 stock purchase options were granted at an average exercise price of Cdn$6.75 and weighted average fair value of Cdn$2.20, which included 4,642 stock purchase options granted to Directors and senior management at the same average price and fair value per option.

    During the three and six months ended June 30, 2016, 50,000 share purchase options were exercised at a weighted average exercise price of Cdn$5.80 and were converted into 13,650 shares. $0.1 million was reclassified from contributed surplus to share capital.

    For the three and six months ended June 30, 2016, we charged $13,000 and $19,000 (three and six months ended June 30, 2015 – $13,000 and $27,000) to operating expenses as share-based payments with a corresponding increase in contributed surplus.

    Options typically vest in two years and expire five years from the grant date.

    Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

    5.0 Off Balance Sheet Arrangements

    As at June 30, 2016 and August 3, 2016, we did not have any off balance sheet arrangements.

    6.0 Transactions with Related Parties

    Compensation of Board of Directors and key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Manager in the ordinary course of their employment are as follows:

('000s)	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Directors' fees	$24	$26	$47	$52
Short-term employee benefits	301	266	546	527
Share based payments	72	50	109	88
Total	$397	$342	$702	$667

    The amounts disclosed in the table above are the amounts recognized as an expense for the reporting period related to Board of Directors and key management personnel.

    7.0 Proposed Transactions

    As at June 30, 2016 and August 3, 2016, we had not committed to any asset or business acquisitions or dispositions.

Norsat International Inc.	Management’s Discussion & Analysis

    8.0 Critical Accounting Estimates and Accounting Policies

    Accounting Estimates

    Critical accounting estimates are described in Section 8.0 “Critical Accounting Estimates and Accounting Policies” of our 2015 annual MD&A found on www.sedar.com. When preparing the condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

    The judgments, estimates and assumptions applied in the condensed interim consolidated financial statements, including key sources of estimation uncertainty were consistent with those applied in our last annual financial statements for the year ended December 31, 2015 with the exception of the change in functional currency for the Sinclair Technologies operating segment effective January 1, 2016 as described below:

    Change in functional currency
    Effective January 1, 2016, the Company’s Canadian division of Sinclair Technologies has changed its functional currency from Canadian dollars to U.S. dollars. The Company performed an analysis of the primary and secondary indicators in IAS 21 The Effect of Changes in Foreign Exchange Rates, and determined that there has been an increased economic exposure to the U.S. dollar due to increased levels of U.S. dollar expenditures, as well as significant Canadian dollar pricing changes to raw materials that are being influenced by the U.S. dollar. As a result of this increased exposure, management has determined that the functional currency of the Canadian division of Sinclair Technologies is U.S. dollars.

    The Company has accounted for this change prospectively, as provided for under IAS 21, and any amounts that were previously accumulated in other comprehensive income (“AOCI”) prior to the change will continue to be included in AOCI until the disposal of the operation.

    Changes in Accounting Policies and Future Accounting Pronouncements

    The condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements for the year ended December 31, 2015. The condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015.

    9.0 Risks and Uncertainties

    While there have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 9.0 “Risk Exposures – Credit Risk” and Section 11.0 “Risks and Uncertainties” in our annual 2015 MD&A (“2015 MD&A”) found on www.sedar.com, the Company currently conducts part of its business in foreign jurisdictions which are subject to economic and political instability. Certain risks as described in 2015 MD&A may be elevated specifically but not limited to Section 9.0 “Risk Exposures – Credit Risk” and Section 11.0 “Risks and Uncertainties”.

    Investors should carefully consider the risks and uncertainties described in its annual 2015 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially affected. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

Norsat International Inc.	Management’s Discussion & Analysis

    10.0 Disclosure Controls and Internal Control over Financial Reporting

    10.1 Disclosure Controls and Procedures

    Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

    10.2 Internal Control over Financial Reporting

    Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

    10.3 Changes in Internal Control over Financial Reporting

    During the three and six months ended June 30, 2016, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.